SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Trade Street Residential, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89255N203
(CUSIP Number)

Evan Gartenlaub
General Counsel
Senator Investment Group LP
510 Madison Avenue, 28th Floor
New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89255N203	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Senator Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,316,055
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,316,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,316,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 89255N203	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Douglas Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,316,055
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,316,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,316,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89255N203	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Alexander Klabin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,316,055
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,316,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,316,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89255N203	SCHEDULE 13D	Page 5 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Trade Street Residential, Inc., a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at 19950 West Country Club Drive, Suite 800, Aventura, Florida.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Senator Investment Group LP ("Senator"), with respect to the shares of Common Stock directly held by certain investment funds with respect to which it acts as investment manager and has investment discretion (the "Funds");

(iii) Mr. Douglas Silverman ("Mr. Silverman"), as Co-Chief Executive Officer of Senator, with respect to the shares of Common Stock directly held by the Funds; and

(iv) Mr. Alexander Klabin ("Mr. Klabin"), as Co-Chief Executive Officer of Senator, with respect to the shares of Common Stock directly held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The general partner of Senator is Senator Management LLC (the "Senator GP"). Messrs. Silverman and Klabin indirectly control the Senator GP. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise. Each of Mr. Silverman, Mr. Klabin and the Senator GP expressly disclaims beneficial ownership of any of the securities held by the Funds.

(b)	The address of the business office of each of the Reporting Persons and the Senator GP is 510 Madison Avenue, 28th Floor, New York, New York 10022.

(c)	The principal business of each of the Reporting Persons and the Senator GP is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons or the Senator GP has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Senator is a limited partnership organized under the laws of the State of Delaware. Each of Mr. Silverman and Mr. Klabin is a United States citizen. The Senator GP is a limited liability company organized under the laws of the State of Delaware.

CUSIP No. 89255N203	SCHEDULE 13D	Page 6 of 13 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares pursuant to the Backstop Commitment and Additional Purchase Commitment described in Item 4 below were derived from the working capital of the Funds. A total of $51,470,628.93 was paid to acquire the shares pursuant to the Backstop Commitment and Additional Purchase Commitment. The shares issued as the Backstop Commitment Fee (as defined below) and Additional Commitment Fee (as defined below) where issued as described in Item 4 below.

Item 4.	PURPOSE OF TRANSACTION

On November 12, 2013, the Issuer and the Funds entered into a Standby Purchase Agreement (the "Standby Purchase Agreement") pursuant to which the Funds committed to purchase, subject to the terms and conditions set forth therein, at the Rights Offering Subscription Price (as defined below), all of the unsubscribed shares of Common Stock in the Issuer's $100 million rights offering to its existing stockholders (the "Rights Offering") registered on the Form S-11 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 12, 2013 minus the aggregate dollar value of the shares issued in the Management Purchase Commitment (as defined below) (the "Backstop Commitment"). In connection with the Rights Offering, the Issuer distributed at no charge to the holders of its Common Stock transferable subscription rights (“Rights”) to purchase shares of Common Stock at a cash subscription price of $6.33 per share (the “Rights Offering Subscription Price”). The Issuer offered to each of its stockholders one Right for each share of Common Stock owned by that stockholder as of the close of business on December 16, 2013, the record date established by the Issuer’s board of directors. Each subscription right entitled its holder to purchase 1.3775 shares of Common Stock. In addition to the Backstop Commitment, the Funds also agreed to purchase, subject to the terms and conditions set forth in the Standby Purchase Agreement, an additional $50 million of shares of Common Stock at the Rights Offering Subscription Price (the "Additional Purchase Commitment"). The expiration date of the Rights Offering was January 10, 2014. The closing of the Backstop Commitment and the Additional Purchase Commitment (the "Closing") occurred on January 16, 2014. At the Closing, the Funds acquired an aggregate of (i) 232,327 shares of Common Stock pursuant to the Backstop Commitment, (ii) 7,898,894 shares of Common Stock pursuant to the Additional Purchase Commitment, (iii) 592,417 shares of Common Stock pursuant to the Backstop Commitment Fee (as defined below) and (iv) 592,417 shares of Common Stock pursuant to the Additional Commitment Fee (as defined below).

As a condition to the Backstop Commitment and the Additional Purchase Commitment, the Issuer's Chairman and Chief Executive Officer, Michael Baumann, and its Vice-Chairman and President, David Levin (together, the "Manager Purchasers"), agreed to purchase shares of Common Stock in an amount equal to the number of shares they would be entitled to if they were issued subscription rights at the Rights Offering Subscription Price per share for an aggregate commitment of $1,812,250 based on the number of shares of Common Stock that each individual owns (the "Management Purchase Commitment").

CUSIP No. 89255N203	SCHEDULE 13D	Page 7 of 13 Pages

Pursuant to the Standby Purchase Agreement, at the Closing, the Issuer paid the Funds a fee of $3.75 million for the Backstop Commitment (the "Backstop Commitment Fee") and a fee of $3.75 million for the Additional Purchase Commitment (the "Additional Commitment Fee"), in each case payable in unregistered shares of Common Stock, calculated at the Rights Offering Subscription Price. In addition to the payment of any fees to the Funds, the Issuer agreed to reimburse the Funds for up to $400,000 of their reasonable costs incurred in connection with the transactions described in this Item 4.

The Issuer and the Funds made customary representations, warranties and covenants to each other in the Standby Purchase Agreement. The Issuer also agreed to indemnify the Funds for certain losses they may incur under the Standby Purchase Agreement. In connection with the Closing, Senator made certain customary representations to the Issuer for the Issuer to grant Senator an exemption from the ownership limitations contained in the Issuer's charter.

On January 16, 2014, the Issuer and the Funds entered into a stockholders’ agreement (the "Stockholders Agreement") in order to establish various arrangements and restrictions with respect to governance of the Issuer and certain rights that were granted to the Funds as long as they maintain ownership of at least 4.9% of the Issuer’s outstanding Common Stock.

Pursuant to the terms of the Stockholders Agreement, the Issuer has agreed to maintain a board of directors with no more than nine members and the Funds will be entitled to nominate to the board of directors the following numbers of directors, based on the Funds’ collective ownership in the Issuer:

• two directors if the Funds’ collective ownership is greater than 19.9% of the Issuer’s outstanding Common Stock;
• one director if the Funds’ collective ownership is greater than 4.9%, but less than 19.9% of the Issuer’s outstanding Common Stock; and
• no directors if the Funds’ collective ownership is less than 4.9% of the Issuer’s outstanding Common Stock.

The Funds nominated Michael Simanovsky, an employee of Senator, as one of their two nominees. The Funds have not made a determination as to the second nominee. Michael Simanovsky joined the Issuer’s board of directors on January 16, 2014.

In addition, the Stockholders Agreement provides that any directors designated by the Funds will be permitted to sit in as observers at meetings of the Compensation Committee and Investment Committee of the Issuer’s board of directors.

CUSIP No. 89255N203	SCHEDULE 13D	Page 8 of 13 Pages

The Stockholders Agreement also provides that, following the date on which the Issuer receives certain required third party consents or the determination by the Issuer that such third party consents are no longer required, the Funds will have the right to consent to the following actions for so long as the Funds’ level of ownership is equal to or greater than 4.9% of the Issuer’s outstanding Common Stock:

•	any guarantees of, incurrences or issuance of recourse debt or recourse capital stock redeemable at any time by the Issuer or Trade Street Operating Partnership, LP, the Issuer’s operating partnership, that in any calendar year are in a principal amount or create an obligation of the Issuer in excess of $50.0 million and any issuance of equity other than shares of the Issuer’s Common Stock for consideration or value greater than $50.0 million in the aggregate in any calendar year;
•	any future equity issuance at a price lower than $6.33 per share of Common Stock, the Rights Offering Subscription Price;
•	entering into or granting any retention agreements, stock options, restricted stock or restricted stock unit awards, stock incentive rights or signing bonuses that, in the aggregate during any calendar year exceeds 10% of the Issuer’s market capitalization after the Rights Offering or that in the aggregate exceeds $5.0 million in any calendar year (which awards will also be subject to approval of the Compensation Committee of the Issuer’s board of directors);
•	any purchase of shares of the Issuer’s Common Stock or capital stock from members of the Issuer’s board of directors, management or their affiliates (other than deemed repurchases in connection with the surrender of shares to the Issuer to satisfy any tax withholding in connection with vesting of restricted stock or cashless exercises of stock options);
•	any transaction, including any modification of rights, involving existing shares of the Issuer’s preferred stock or its preferred stockholders;
•	any amendment to the Issuer’s articles of restatement or bylaws (whether by merger, consolidation or otherwise) in any manner adverse to the Funds;
•	the hiring or firing of the Issuer’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, Chief Operating Officer or President or any similar position;
•	any acquisition or series of related acquisitions whose purchase price equals or exceeds 50% of the Issuer’s market capitalization immediately prior to the execution of a definitive document for such transaction; and
•	any determination by the Issuer’s Board that it is no longer in the Issuer’s best interests to be taxed as a REIT.

CUSIP No. 89255N203	SCHEDULE 13D	Page 9 of 13 Pages

In the event that the Issuer does not obtain the required third party consents and it is not determined that the required third party consents are no longer required within 180 days of the Stockholders Agreement, the Issuer will be required to pay to the Funds, as liquidated damages, at the option of the Issuer either (i) additional shares of Common Stock, the number of which will equal one percent (1.0%), per month (and pro rata for any periods totaling less than a month), of the aggregate purchase price paid by the Funds pursuant to the Standby Purchase Agreement divided by the arithmetic average of the volume weighted average price of the Issuer’s Common Stock over the ten trading days prior to the issuance of such shares (the "Consent Fee Shares") or (ii) an amount of cash equal to the value of the Consent Fee Shares that would be issuable if the Issuer elected to issue additional shares in lieu of cash (the "Consent Cash Payment"). In the event that Issuer fails to issue the Consent Fee Shares or pay the Consent Cash Payment in a timely manner, the amount of Consent Fee Shares or Consent Cash Payment, as applicable, to be issued to the Funds will increase by 1.5% per month or portion thereof.

The Stockholders Agreement also provides that, if, on or after the 3.5 year anniversary of the closing of the Rights Offering Transactions (the "Liquidity Right Measurement Date"), the closing price of the Common Stock has not exceeded $10.00 per share (subject to certain adjustments set forth in the Stockholders Agreement) during any consecutive 10 trading day period during the 180 days prior to the Liquidity Right Measurement Date and the Funds continue to own 4.9% or greater of the Issuer’s outstanding Common Stock, the Funds will have a liquidity right, which must be exercised by written notice to the Issuer within 10 days of the Liquidity Right Measurement Date. If the Funds exercise the Liquidity Right, the Issuer will have the right to purchase the shares offered by the Funds for the greater of $10.00 per share or an amount equal to a 5.0% discount to the average volume-weighted average prices of the Issuer’s Common Stock over the 10 trading days immediately prior to the Liquidity Right Measurement Date (subject to certain adjustments in the Stockholders Agreement). If the Issuer chooses not to, or is unable to, exercise its right to repurchase the Funds’ Common Stock by the six-month anniversary of the Funds’ liquidity right, the Issuer will be required to submit to the Funds for approval quarterly business plans setting forth all material business activities planned for the ensuing quarter. To the extent that any expenditures or other items related to the income statement, balance sheet or cash flows in the quarterly business plan for any particular fiscal quarter deviates from the initial quarterly business plan in a manner adverse to the Issuer by greater than 5.0%, the Issuer shall be prohibited from making such expenditure or taking such action and any subsequent quarterly business plan will not be adopted without the Funds’ approval, which may be given or withheld in the Funds’ sole discretion.

The Stockholders Agreement also contains certain customary standstill provisions through the earliest of (i) four years from the date of the closing of the Rights Offering, (ii) the occurrence of change of control of the Issuer and (iii) such time as the Funds no longer collectively own at least 4.9% of the Issuer’s outstanding Common Stock.

CUSIP No. 89255N203	SCHEDULE 13D	Page 10 of 13 Pages

Pursuant to the Stockholders Agreement, the Issuer also agreed to file a registration statement covering the resale of all shares of Common Stock issued to the Funds pursuant to the Standby Purchase Agreement and the Stockholders Agreement (the "Resale Registration Statement"), which must be declared effective by the SEC no later than the first anniversary of the closing of the Rights Offering. If the Resale Registration Statement is not declared effective by the first anniversary of the closing of the Rights Offering or is not otherwise kept continuously effective, subject to certain exceptions, the Issuer will be required to pay the Funds a fee, payable in additional shares of the Issuer’s Common Stock (the "Additional Shares"), equal to 0.5% of the aggregate purchase price paid by the Funds under the Standby Purchase Agreement for each full 30 calendar days thereafter (pro-rated for periods totaling less than one month) until the Resale Registration Statement is declared, or once again is, effective, divided by the volume-weighted average trading prices of the Issuer’s Common Stock over the 10 trading days prior to the issuance of such shares. In the event that the Issuer fails to issue the Additional Shares in a timely manner, the amount of Additional Shares to be issued to the Funds will increase by 1.5% per month or portion thereof.

Pursuant to the terms of the Stockholders Agreement, except in certain cases, the Funds will have a pre-emptive right to participate in future equity issuances by the Issuer for so long as the Funds collectively own at least 4.9% of the Issuer’s outstanding Common Stock.

The form of Stockholders Agreement is filed as an Annex to the Standby Purchase Agreement. The foregoing descriptions of the Standby Purchase Agreement and the Stockholders Agreement are not complete and are qualified in their entirety by reference to the Standby Purchase Agreement (including the Stockholders Agreement and all other exhibits thereto), a copy of which is attached hereto as Exhibit 2.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and, alone or with others, pursuing discussions with the management, the board of directors of the Issuer, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 89255N203	SCHEDULE 13D	Page 11 of 13 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 36,350,181 shares of Common Stock to be outstanding as of the consummation of the Rights Offering, as reported in the Issuer's Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 20, 2013.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 4, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	The Funds and their partners and stockholders have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein in accordance with their respective ownership interests in the Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Standby Purchase Agreement (including the Stockholder's Agreement and all exhibits thereto) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 12, 2013).

CUSIP No. 89255N203	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 22, 2014

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
DOUGLAS SILVERMAN

/s/ Evan Gartenlaub as Attorney-in-Fact**
ALEXANDER KLABIN

* Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.

** Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.

CUSIP No. 89255N203	SCHEDULE 13D	Page 13 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 22, 2014

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
DOUGLAS SILVERMAN

/s/ Evan Gartenlaub as Attorney-in-Fact**
ALEXANDER KLABIN

* Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.

** Pursuant to a Power of Attorney attached to the Schedule 13G filed by the Reporting Persons on April 24, 2013.